UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

TradeStation Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

89267P105
(CUSIP Number)

May 7, 2010**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Beneficial ownership information contained herein is given as of the date listed above

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,153,389 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,153,389 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,389 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,153,389 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,153,389 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,389 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,153,389 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,153,389 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,389 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,153,389 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,153,389 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,389 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John S. Clark II
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,153,389 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,153,389 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,389 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
TradeStation Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices
8050 S.W. 10th Street, Suite 4000 Plantation, Florida 33324

Item 2.

(a)	Name of Person Filing
Southpoint Capital Advisors LP Southpoint Capital Advisors LLC Southpoint GP, LP Southpoint GP, LLC John S. Clark II
(b)	Address of Principal Business Office or, if none, Residence
623 Fifth Avenue, Suite 2601 New York, NY 10022
(c)	Citizenship
Southpoint Capital Advisors LP - Delaware Southpoint Capital Advisors LLC - Delaware Southpoint GP, LP - Delaware Southpoint GP, LLC - Delaware John S. Clark II - United States
(d)	Title of Class of Securities
Common Stock, $.01 par value
(e)	CUSIP Number
89267P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J), please specify the type of institution.

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Southpoint Capital Advisors LP - 2,153,389 shares
Southpoint Capital Advisors LLC - 2,153,389 shares
Southpoint GP, LP - 2,153,389 shares
Southpoint GP, LLC - 2,153,389 shares
John S. Clark II - 2,153,389 shares

(b)	Percent of Class
Southpoint Capital Advisors LP - 5.3% Southpoint Capital Advisors LLC - 5.3% Southpoint GP, LP - 5.3% Southpoint GP, LLC - 5.3% John S. Clark II - 5.3%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Southpoint Capital Advisors LP - 0 shares Southpoint Capital Advisors LLC - 0 shares Southpoint GP, LP - 0 shares Southpoint GP, LLC - 0 shares John S. Clark II - 0 shares
(ii) shared power to vote or to direct the vote

Southpoint Capital Advisors LP - 2,153,389 shares
Southpoint Capital Advisors LLC - 2,153,389 shares
Southpoint GP, LP - 2,153,389 shares
Southpoint GP, LLC - 2,153,389 shares
John S. Clark II - 2,153,389 shares

(iii)	sole power to dispose or to direct the disposition of
Southpoint Capital Advisors LP - 0 shares Southpoint Capital Advisors LLC - 0 shares Southpoint GP, LP - 0 shares Southpoint GP, LLC - 0 shares John S. Clark II - 0 shares
(iv)	shared power to dispose or to direct the disposition of

Southpoint Capital Advisors LP - 2,153,389 shares
Southpoint Capital Advisors LLC - 2,153,389 shares
Southpoint GP, LP - 2,153,389 shares
Southpoint GP, LLC - 2,153,389 shares
John S. Clark II - 2,153,389 shares

*** Shares reported herein are held by several private investment funds for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner.  Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP.  John S. Clark II serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 20, 2010

SOUTHPOINT CAPITAL AVISORS LP
By: Southpoint Capital Advisors LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LP
By: Southpoint GP, LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

JOHN S. CLARK II

By: /s/ John S. Clark II
John S. Clark II, individually